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             UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C. 20549

                               FORM 12b-25
                                                             SEC FILE NUMBER
                       NOTIFICATION OF LATE FILING               0-24110

                               FORM 10-K                       CUSIP NUMBER
                                                                  651053
                   For Period Ended: December 31, 1998


[Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.]


PART I - REGISTRANT INFORMATION

                        NEWCARE HEALTH CORPORATION
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                          Full Name of Registrant

                              Not Applicable
                         -------------------------
                         Former Name if Applicable

                     6000 Lake Forrest Drive, Suite 200
         -----------------------------------------------------------
         Address of Principal Executive Office (Street and Number)

                           Atlanta, Georgia  30328
                         ---------------------------
                          City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the Registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

     (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

     (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the
[X] prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

     (c) The accountant's statement or other exhibit required by Rule 12b-25 has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.


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The Company has been unable to timely file its Form 10-K because the Company was unable to complete the document in time to submit it to the members of the Board of Directors for their approval. The document is currently being reviewed by the Board and should be finalized and filed within a couple of days.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification.

               Jon D. Sawyer                 303/893-2300
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                  (Name)              (Area Code)(Telephone Number)

(2)  Have all other periodic reports required under Section
     13 or 15(d) of the Securities Exchange Act of 1934 or
     Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter) period that the Registrant was required to file such reports) been filed? If answer is no, identify report(s). [X]Yes [ ]No

(3)  Is it anticipated that any significant change in results of operations from the corresponding period for the last
     fiscal year will be reflected by the earnings statements
     to be included in the subject report or portion thereof?   [X]Yes  [ ]No

NARRATIVE AND QUALITATIVE EXPLANATION OF THE ANTICIPATED CHANGE:

The Company expects to report a net loss for the year ended December 31, 1998 of $7,809,343 ($.65 per share) as compared to a net loss of $3,099,502 ($.29 per share) for the year ended December 31, 1997. The increased net loss is primarily attributed to a drop in the percentage of beds occupied at its nursing centers compared to the prior year; provisions for bad debts which totaled $4,749,309 for 1998; and increased general and administrative expenses, as a result of the overall growth of the Company's operations and the additional salaries of Executive Officers and senior staff members who joined the Company in July 1998.
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                        NEWCARE HEALTH CORPORATION
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               (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

                                     NEWCARE HEALTH CORPORATION


                                     By:/s/ Darrell C. Tucker
                                        Darrell C. Tucker, President

Date: March 31, 1999

[ATTENTION: Intentional misstatements of omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).]